[Letterhead of Gross, Kleinhendler, Hodak, Berkman & Co.]

Tel Aviv, July 25, 2007 Our ref: 10108

VIA EDGAR

Nicholas P. Panos
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Optibase Ltd. Schedule TO-T filed July 6, 2007 Schedule TO-T/A filed July 19, 2007 File No. 005-81571

Dear Mr. Panos:

We enclose herewith, on our client’s behalf, responses to the comments raised by the Staff in its comment letter dated July 21, 2007 with respect to the Schedule TO-T filed by Optibase Ltd. (“Optibase”) on July 6 and Schedule TO-T/A filed on July 19, 2007. Below we have noted the Staff’s comment in bold face type and Optibase’s responses in regular type. The numbering corresponds to the comment numbers in the Staff’s above referenced letter.

        The enclosed responses are written on behalf of Optibase, and reference in the responses to “the bidder,” “we” and “our” refer to Optibase.

General

1.	Explain to us the manner in which the bidder proceeded to disseminate the disclosure required by Regulation 14D. Please provide to us a brief legal analysis in support of the apparent view that such method was compliant with Rule 14d-4. We note, for example, a summary advertisement was apparently not published in a newspaper of national circulation.

The tender offer was commenced by mailing on July 6, 2007 based on information obtained from the following two sources:

1.     Information provided to the bidder by the target company prior to the commencement date pursuant to a request made by the bidder under Section 184(2) of the Companies Law of 1999 (“Companies Law”). Section 184 of the Companies Law grants any shareholder of an Israeli company the right to review certain company records, including pursuant to sub-section (2) thereof, the company’s registered shareholder lists.

2.     Information obtained by the Altman Group, the bidder’s information agent in connection with this tender offer, with respect to holdings of the target company shares held through custodian banks and brokers, which shares are held through the Depository Trust Company (“DTC”). Our understanding from the Altman Group is that many custodian banks and brokers receive soliciting material from a company called Broadridge (ADP) (called “ADP Banks and Brokers”). Other custodian banks and brokers do not (called “Non-ADP Banks and Brokers”).

We understand from the Altman Group that on the commencement date, the Altman Group mailed the soliciting material directly to (i) all registered shareholders on the list provided by the target under Israeli law, (ii) DTC and (iii) Broadridge (ADP) which sent the soliciting material directly to the beneficial holders who hold their shares through ADP Banks and Brokers. In addition, prior to the commencement date, the Altman Group contacted numerous Non-ADP Banks and Brokers to determine if they need soliciting material and how many copies they need. Based on these contacts, additional soliciting materials were sent to various Non-ADP Banks and Brokers on the commencement date as well. The Altman Group estimates that there were approximately 20 holders of the target company shares that hold through Non-ADP Banks and Brokers in all, and soliciting material was sent to a portion of those holders on the commencement date.

Following commencement of the offer, the bidder made a request to the target for the bidder’s DTC participant list and shareholder list. These lists were received by the bidder on July 13 and contained a list of all custodian banks and brokers that hold shares in the target company. Based on this additional information, the bidder mailed the soliciting material on or prior to July 17, 2007 to the remaining banks and brokers who were not previously sent the soliciting material. We understand from the Altman Group that those custodian banks and brokers held an aggregate of 27,216 shares of the target company, or approximately 0.2% of the outstanding shares of the target company.

Accordingly, as seen from the information obtained from the target company and from the Altman Group, the bidder sent the soliciting materials to holders of approximately 99.8% of the outstanding shares of the target company on the commencement date. Since the mailing of the soliciting material was disseminated to holders of substantially all of the outstanding shares of the target on the commencement date, we believe that the bidder was in compliance with the provisions of Rule 14d-4.

14. Conditions to the Offer

2.	The disclosure indicates that payment may be delayed if certain conditions have not been satisfied and that the offer conditions are ongoing rights that may be asserted at any time from time to time. Please revise the first and last paragraphs to remove the implication that certain unspecified offer conditions may survive the expiration date of the tender offer. As the bidder is seemingly aware, no conditions to the offer, other than those conditions dependent upon the receipt of government approvals, may be satisfied or waived following offer expiration.

The disclosure in the paragraph immediately following clause (c) has been revised, as requested. No additional language has been added in the first paragraph because the language in the beginning of each of clauses (a), (b) and (c) refers to the fact that the conditions must be satisfied on or prior to the Initial Completion Date.

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3.	The disclosure indicates a failure at any time to exercise any of the rights shall not be deemed a waiver of any such right. Please note that when a condition is triggered and the bidders decide to proceed with the offer, we believe that this decision constitutes a waiver of the triggered condition. Please revise the Offer to Purchase to remove the implication that bidders reserve the right to proceed with the offer without disclosing the waiver of the conditions. In addition, please confirm that the bidders are aware that five business days need to remain in an offer period following the waiver of a material condition.

The disclosure has been revised, as requested, to clarify that a public announcement will be made of a waiver of any condition. Optibase confirms that five business days need to remain in an offer period following the waiver of a material condition.

4.	A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Advise us what right is being protected by stating the conditions may be asserted “regardless of the circumstances giving rise to any such conditions”. The bidders, through their action or inaction, also are not permitted to engage in conduct that would result in the triggering of an offer condition under Section 14(e). Please revise to remove the implication that the bidders reserve the right to conduct an illusory offer.

The disclosure has been revised, as requested.

5.	Explain to us the purpose of the language that any determination by the Purchase concerning the events described in the conditions “shall be final and binding upon all parties.” Disclose, if true, that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge the bidder’s determinations.

On further consideration, we have removed the sentence that “Any determination by us concerning any condition described in this Section 11 shall be final and binding on all parties.”

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If you have any questions or concerns, please call Perry Wildes, Adv. of this office at 972-3-607-4475.

Very truly yours, /s/ Perry Wildes Perry Wildes, Adv.

cc:	Tom Wyler, Chief Executive Officer, Optibase Ltd. Amir Philips, Chief Financial Officer, Optibase Ltd. Adva Bitan, Adv. Shachar Hadar, Adv.

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